FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/10/2011

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium to repurchase shares from Usiminas concurrently with closing of secondary public offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 10, 2011

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium to repurchase shares from Usiminas concurrently with closing of secondary public offering

Luxembourg, February 10, 2011 – Ternium S.A. (NYSE: TX) announced today that, following the pricing of an underwritten public offering by Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) of Ternium ADSs, Ternium and its controlling shareholder Techint Holdings S.àr.l. (“Techint”) entered into purchase agreements with Usiminas relating to their previously announced concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, and subject to the closing of the public offering, Ternium and Techint will purchase from Usiminas 41,666,666 and 27,777,780 Ternium shares, respectively, at a price per share of US$3.6 (which is equivalent to the public offering price per ADS).

Following the closing of the public offering (assuming the underwriters’ over-allotment option is fully exercised) and the purchases by Ternium and Techint described above, Usiminas will no longer own any Ternium shares. In addition, effective upon the closing of the public offering, the two members of Ternium’s board of directors nominated by Usiminas (i.e., Messrs Brumer and Seckelmann) will resign from the Ternium board.

This press release does not constitute an offer of any securities for sale.

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.